

Mail Stop 3030

September 18, 2009

Via U.S. Mail and Facsimile to (619) 330-2628

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

>   **Re: Helix Wind, Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 10, 2009**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2009**
>   **Filed August 14, 2009**
>   **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
>   **March 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 000-52107**

Dear Mr. Claudio:

   We have reviewed your response dated September 15, 2009, and have the following comments. Where indicated, we think you should revise your Form 10-K and Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008, filed August 14, 2008

Item 9A(T). Controls and Procedures, page 18

1.   Please refer to prior comment 2. We note that your response did not address your evaluation of how management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Otherwise, please revise to indicate that your disclosure controls and procedures were not effective at December 31, 2008 and say why.

Form 10-Q for the Quarterly Period Ended June 30, 2009

2.   Given the changes noted to your financial statements in your response letter dated September 15, 2009, please tell us about your consideration of filing an Item 4.02 Form 8-K.

Financial Statements, page 3

Note 5. Debt, page 16

3.   Please refer to prior comment 8. We note from your response that you intend to amend your June 30, 2009 Form 10-Q to reflect revised interest expense of $24,826,600. Please show us the underlying calculations showing us how you determined the amount of interest expense.   Further, please tell us whether these changes also impacted the amount of interest expense for any prior reporting periods, such as the three months ended March 31, 2009 or the year ended December 31, 2008.

Note 6. Derivative Liabilities, page 18

4.   Please refer to prior comment 15. Please tell us the value you have attributed to the conversion feature.

5.   Please refer to prior comment 18. Please revise your March 31, 2009 and June 30, 2009 Forms 10-Q to disclose in the notes how you determined the classification of amounts that you reflect as interest versus the change in the fair value of the derivative liability.

Note 8. Stock-Based Compensation, page 20

6.   Please refer to prior comment 5. We note that you changed the volatility rate for the three months ended June 30, 2009. Please tell us how this change impacted your valuations for this period and whether you will amend your June 30, 2009 Form 10-Q for this change.

Representations

7.   Please refer to prior comment 20. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. As previously requested, the company should provide, in writing, a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your Form 10-K and Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604, if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Kate Tillan
Assistant Chief Accountant